Room 4561

February 22, 2008

Christopher R. Reidy
Chief Financial Officer
Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, New Jersey 07068

Re: Automatic Data Processing, Inc.
　　 Form 10-K for the fiscal year ended June 30, 2007
　　 Filed August 29, 2007
　　 Form 10-Q for the Quarterly Period Ended December 31, 2007
　　 Filed February 11, 2008
　　 File No. 001-05397

Dear Mr. Reidy:

　　 We have reviewed your response to our letter dated January 18, 2008 in connection with the above referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 18, 2008.

Form 10-K for the Fiscal Year Ended June 30, 2007

Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 41

1. 　　 As noted from our conference call on February 19, 2008, you indicated that you would consider revising your presentation to include funds held for clients and client funds obligations within current assets and current liabilities, respectively, on your consolidated balance sheets. Please provide an analysis that supports this presentation and that considers the terms and conditions associated with your funds held for clients and client funds obligations.

Statements of Consolidated Cash Flows, page 43

2.   It is our understanding from the conference call on February 19, 2008 that you indicated that the increases and decreases in client funds obligations are being presented as an investing cash flow mainly to link the changes with purchases and proceeds from client funds securities. Please explain in detail how the classification of cash received from and paid on behalf of a customer as an investing cash flow is consistent with SFAS 95. Your response should analyze separately the classification of the changes in client funds obligations (i.e., without using the "linking" factor) considering the nature of the specific activity generating the cash flow. Finally, tell us your consideration for presenting the net increases and decreases in client funds obligations as either an operating cash flow or a financing cash flow.

Form 10-Q for the Quarterly Period Ended December 31, 2007

Financial Statements

Notes to Consolidated Financial Statements

Note 10. Corporate Investments and Funds Held for Clients, page 15

3.   In your table indicating the categories in which funds held for clients have been invested, we note that certain funds have been identified as being held in cash and cash equivalents. This presentation seems to indicate that these funds should be included in cash and cash equivalents under SFAS 95. Consider referring to these funds as other than cash and cash equivalents, if deemed appropriate.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Morgan Youngwood, Staff Accountant, at (202) 551-3479 or Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jay Ingram, Staff Attorney, at (202) 551-3730 or Barbara Jacobs, the Assistant Director, at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief